UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BIOSPECIFICS TECHNOLOGIES CORP.

(Name of Subject Company)

BETA ACQUISITION CORP.

(Offeror)

A Wholly-Owned Subsidiary of

ENDO INTERNATIONAL PLC

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

090931106

(CUSIP Number of Class of Securities)

Matthew J. Maletta

Endo International plc

First Floor, Minerva House, Simmonscourt Road

Ballsbridge, Dublin 4, Ireland

(484) 216-0000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Brandon Van Dyke

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$658,157,995.11	$71,805.04***

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (a) 7,344,955 outstanding shares of common stock, par value $0.001 per share (the “Shares”) of BioSpecifics Technologies Corp. (“BioSpecifics”) multiplied by $88.50, the offer price per Share (the “Offer Price”), (b) 212,187 Shares issuable pursuant to outstanding stock options with an exercise price less than $88.50 per Share, multiplied by $33.03 (which is the price of $88.50 minus the weighted average exercise price for such options of $55.47 per share) and (c) 12,666 Shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the Offer Price. The calculation of the filing fee is based on information provided by BioSpecifics as of October 28, 2020, the most practicable recent date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, by multiplying the transaction valuation by 0.00010910.

***	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $71,805.04	Filing Party: Endo International plc and Beta Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: November 2, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (“SEC”) on November 2, 2020, by Beta Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Endo International plc, a public limited company incorporated in Ireland (“Endo”), and Endo. The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BioSpecifics Technologies Corp., a Delaware corporation (“BioSpecifics”), at a price of $88.50 per Share, net to the holder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”), copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below.

Item 3. Identity and Background of Filing Person.

Schedule I of the Offer to Purchase and Item 3 of the Schedule TO, to the extent such Item incorporates by reference the information contained in Schedule I of the Offer to Purchase, are hereby amended and supplemented by replacing the first paragraph and the table in the section of Schedule I of the Offer to Purchase captioned “Endo” with the following:

The following table sets forth information about Endo’s directors and executive officers as of November 18, 2020. Unless otherwise indicated, (a) the current business address of each person is First Floor, Minerva House, Simmonscourt Road Ballsbridge, Dublin 4, Ireland, and (b) the principal employer of each such individual is Endo International plc: the business address of which is First Floor, Minerva House, Simmonscourt Road Ballsbridge, Dublin 4, Ireland.

Name / Endo Position	Present Principal Occupation or Employment	Citizenship
Paul V. Campanelli Chairman	Chairman of the Board of Endo	United States

Roger H. Kimmel Senior Independent Director	Vice Chairman of Rothschild Inc. 1251 Avenue of the Americas, New York, NY 10022	United States

Mark G. Barberio Director	Principal, Markapital, LLC 53 Mill Street Williamsville, New York, NY 14221	United States

Blaise A. Coleman Director, President and Chief Executive Officer	Director of Endo and President and Chief Executive Officer of Endo	United States

Shane M. Cooke Director	Director of Endo	Ireland

Nancy J. Hutson, Ph.D. Director	Director of Endo	United States

Michael Hyatt Director	Senior Advisor to Irving Place Capital 745 Fifth Avenue, 7th Floor New York, NY 10151	United States

William P. Montague Director	Chairman of the Board of Directors of Gibraltar Industries, Inc. 3556 Lake Shore Road, P.O. Box 2028, Buffalo, New York 14219	United States

Name / Endo Position	Present Principal Occupation or Employment	Citizenship

M. Christine Smith, Ph.D. Director	Director of Endo	United States

Patrick Barry Executive Vice President and President, Global Commercial Operations	Executive Vice President and President, Global Commercial Operations of Endo	United States

Mark Bradley Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Endo	United States

Matthew J. Maletta Executive Vice President, Chief Legal Officer and Company Secretary	Executive Vice President, Chief Legal Officer and Company Secretary of Endo	United States

George Apostol, M.D. Executive Vice President and Global Head of Research and Development	Executive Vice President and Global Head of Research and Development of Endo	Romanian

Schedule I of the Offer to Purchase and Item 3 of the Schedule TO, to the extent such Item incorporates by reference the information contained in Schedule I of the Offer to Purchase, are hereby amended by deleting paragraphs 12 (DOMENICO CIARICO), 13 (TERRANCE J. COUGHLIN) and 14 (RAHUL GARELLA) of the section under the heading “Endo—Executive Officers and Directors of Endo” in Schedule I of the Offer to Purchase.

Schedule I of the Offer to Purchase and Item 3 of the Schedule TO, to the extent such Item incorporates by reference the information contained in Schedule I of the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph to the end of the section under the heading “Endo—Executive Officers and Directors of Endo” in Schedule I of the Offer to Purchase.

“GEORGE APOSTOL, M.D.

George Apostol was appointed Global Head of Research and Development effective May 2020 and Executive Vice President effective November 2020. In this role, he has responsibility for all R&D work for current and future products in the company’s branded, generic, sterile injectables and aesthetics divisions. Prior to joining Endo, Dr. Apostol was the Vice President of Global Development at Takeda (formerly Shire) from May 2015 to May 2020, where he led three major development programs, from the pre-clinical stage through post-commercialization. Before that, he supported the neuroscience division of Novartis as the Franchise Medical Head in Europe and as the Global Program Medical Director. Dr. Apostol also held clinical development roles at Abbott Laboratories, Pfizer, Inc. and Eli Lilly and Company. Over nearly two decades in the pharmaceutical industry, Dr. Apostol has built broad drug development expertise, established multiple accomplished R&D teams, published more than 20 articles in peer-reviewed medical journals and lectured at various scientific events, with a focus on rare diseases. He holds an M.D. degree from the Carol Davila Medical School in Romania and a M.S. degree in Clinical Research from University of Minnesota, Minneapolis.”

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following sentences to the end of the second paragraph under the heading “United States Antitrust Laws” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“The required waiting period under the HSR Act with respect to the transactions contemplated by the Merger Agreement expired at 11:59 p.m., New York time, on November 17, 2020, without the imposition of a Burdensome Condition. Accordingly, the Antitrust Condition (as defined in Section 15—“Conditions to the Offer”) has been satisfied.”

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the paragraph under the heading “Litigation” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase with the following:

“Litigation. On November 2, 2020, a purported stockholder of BioSpecifics filed a complaint in the United States District Court for the District of Delaware against BioSpecifics and its directors, captioned Shiva Stein v. BioSpecifics Technologies Corp., et al., Case No. 1:20-cv-01491-UNA (the “Shiva Complaint”). On November 7, 2020, a purported stockholder of BioSpecifics filed a complaint in the United States District Court for the Eastern District of New York against BioSpecifics and its directors, captioned Michael Azzopardi v. BioSpecifics Technologies Corp., et al., Case No. 1:20-cv-05417 (the “Azzopardi Complaint”). On November 17, 2020, a purported stockholder of BioSpecifics filed a complaint in the United States District Court for the District of Delaware against BioSpecifics and its directors, Endo and Purchaser, captioned Alex Ciccotelli v. BioSpecifics Technologies Corp., et al., Case No. 1:20-cv-01545-UNA (the “Ciccotelli Complaint”).

The complaints allege that the Schedule 14D-9 (as filed with the SEC by BioSpecifics on November 2, 2020) is materially incomplete and contains misleading representations and information in violation of Sections 14(e), 14(d) and 20(a) of the Exchange Act.

The Shiva Complaint seeks, among other things, (a) injunctive relief preventing the defendants from proceeding with, consummating or closing the transactions contemplated by the Merger Agreement, unless and until the defendants disclose certain material information to BioSpecifics’ stockholders; (b) rescission, to the extent already implemented, of the Merger Agreement or any of the terms thereof, or rescissory damages; (c) damages resulting from the defendants’ alleged wrongdoing; and (d) an award of costs and disbursements of the complaint, including reasonable attorneys’ fees and expert fees and expenses.

The Azzopardi Complaint seeks, among other things, (a) injunctive relief preventing the defendants from proceeding with, consummating or closing the transactions contemplated by the Merger Agreement, unless and until the defendants disclose and disseminate certain material information to BioSpecifics’ stockholders; (b) rescission, to the extent already implemented, of the Merger Agreement or any of the terms thereof, or rescissory damages; (c) declaration that the defendants violated Sections 14(e), 14(d)(4) and 20(a) of the Exchange Act, and Rule 14d-9 promulgated thereunder; and (d) an award of reasonable costs and expenses of the complaint, including counsel fees and expenses and expert fees.

The Ciccotelli Complaint seeks, among other things, (a) injunctive relief preventing the defendants from proceeding with, consummating or closing the transactions contemplated by the Merger Agreement; (b) rescission, to the extent already implemented, of the Merger Agreement or any of the terms thereof, or rescissory damages; (c) the filing of a solicitation statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; (d) declaration that the defendants violated Sections 14(e), 14(d) and 20(a) of the Exchange Act, and Rule 14d-9 promulgated thereunder; and (e) an award of costs of the complaint, including reasonable allowance for attorneys’ fees and expert fees.

Additional complaints may be filed against BioSpecifics, the BioSpecifics Board, Endo and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, Endo and Purchaser will not necessarily announce such additional complaints.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Press Release issued by Endo, dated November 18, 2020, announcing expiration of the waiting period under the HSR Act.*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDO INTERNATIONAL PLC

By	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta
Title:	Executive Vice President, Chief Legal Officer and Company Secretary
Date:	November 18, 2020

BETA ACQUISITION CORP.

By	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta
Title:	Executive Vice President, Chief Legal Officer and Secretary
Date:	November 18, 2020